UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Philip Services Corp.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   717906 10 1
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                  Gordon Altman Butowsky Weitzen Shalov & Wein
                        114 West 47th Street, 20th Floor
                            New York, New York 10036
                                 (212) 626-0800

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 16, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 4)

Item 1.  Security and Issuer

     The Schedule 13D filed with the U.S. Securities and Exchange Commission on June 15, 1998, by High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"), as previously amended, relating to the common shares, no par value (the "Shares"), of Philip Services Corp. (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D, as amended.

Item 4.           Purpose of Transaction

     Item 4 is hereby amended to add the following:

     Issuer and Registrants have had recent general discussions concerning Issuer's financial condition and possible methods of improving such financial condition. While these discussions might be ongoing, to date no decisions, agreements, arrangements or understandings have been reached with respect to any of such topics.

     In addition, Registrants indicated to Issuer that Registrants' preference with respect to Issuer's announced plans to sell all or portions of its metals division is that Issuer not make such sales at prices below the range of fair value.

     Subject to satisfactory documentation, Registrants are taking a position in the Issuer's debt which was originally issued in 1997 to a consortium of financial institutions.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby amended to add the following:

     The last paragraph set forth under Item 4 of this Amendment No. 4 is hereby incorporated herein by reference.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 1998




HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


By:     /s/ Carl C. Icahn
        Name:  Carl C. Icahn
        Title: Member




RIVERDALE LLC


By:     /s/ Carl C. Icahn
        Name:  Carl C. Icahn
        Title: Member




/s/ Carl C. Icahn
CARL C. ICAHN








       [Signature Page of Amendment No. 4 to Schedule 13D with respect to
                             Philip Services Corp.]